June 18, 2025

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Myra Moosariparambil, Steve Lo, John Coleman, Cheryl Brown, and Irene Barberena-Meissner

Re:	Responses to the Securities and Exchange Commission

Staff Comment dated June 10, 2025, regarding

Anfield Energy Inc.

Amendment No. 1 to Draft Registration Statement on Form 20-F

Submitted May 28, 2025

CIK 0001519469

Dear Sirs and Madams:

This letter responds to the written comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the June 10, 2025 letter regarding the above-referenced Amendment No. 1 to the Draft Registration Statement on Form 20-F (the “Form 20-F”) of Anfield Energy Inc. (the “Company”, “we,” “our,” or “us”) as submitted confidentially to the SEC on May 28, 2025. Simultaneously with the transmission of this letter, the Company is filing via EDGAR an amendment to the Form 20-F (the “Amendment”), responding to the Staff’s comment.

For your convenience, the Staff’s comment is included below. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Form 20-F.

Our response is as follows:

Amendment No. 1 to Draft Registration Statement on Form 20-F submitted May 28, 2025

Item 3. Key Information

B. Capitalization and Indebtedness, page 5

Staff Comment No. 1.

We note you updated the statements of financial position to March 31, 2025. Please also update disclosure for capitalization and indebtedness to March 31, 2025. Refer to Item 3.B of Form 20-F.

Company’s Response:

In response to the Staff’s comment, we have updated the capitalization and indebtedness table under Item 3 to present the Company’s capitalization and indebtedness as of March 31, 2025.

Item 4. Information on the Company

B. Business Overview

General Development of the Business, page 16

Staff Comment No. 2.

We note your response to prior comment 4 states that in the next twelve months you aim to commence clean-up work at the Shootaring Canyon mill site while awaiting approval of the mill reactivation plan, which was submitted to the State of Utah in April of 2024. Please revise to provide updated disclosure on the current status of this approval.

Company’s Response:

In response to the Staff’s comment, we have provided additional disclosure regarding the current status of the mill reactivation plan.

Property, Plants, and Equipment, page 17

Staff Comment No. 3.

We note your response to prior comment 10. Please revise your mineral resource tables to also report the combined measured and indicated resources, as required by Item 1303(b)(3) of Regulation S-K.

Company’s Response:

In response to the Staff’s comment, we have revised Tables 2 and 3 to include an additional column reporting combined measured and indicated resources.

Staff Comment No. 4.

We note your revised disclosure in response to comment 11 indicates that the mining costs have not been considered in your cut-off grade calculation as these costs “are borne by the primary mined material.” Please explain this statement and tell us why your assumed mining costs have not been included in the cut-off grade calculation, considering the requirement of Item 1302(d)(2) of Regulation S-K with respect to the qualified person including assumed unit costs for surface or underground operations in the cut-off grade estimation.

In your response tell us your assumed underground mining cost (or open pit) and explain the significance of not including the mining cost on the quantity of mineral resources at each property. Please include your cut-off grade equation with your response, showing how the minimum grade mined will cover the assumed costs.

Company’s Response:

In response to the Staff’s comment, we have revised our disclosure to provide additional information regarding cut-off grade calculation. Please see the subsection “Reasonable Prospects of Economic Extraction and Cutoff Determinations” under Item 4.D. In addition, we are now reporting the mineral resources for Velvet-Wood and the DOE leases at a higher GT cutoff.

Staff Comment No. 5.

We note that you have included historical resources on page 49 of your filing. Please revise to remove the historical resources and only include resources that are S-K 1300 compliant.

Company’s Response:

We have revised this section to remove the reference to historical resources.

Staff Comment No. 6.

Please file the written consent of the qualified person(s) pursuant to Item 1302(b)(4)(iv) of Regulation S-K; and include the disclosure required under Item 1302(b)(5) of Regulation S-K with respect to the qualified person(s) employment.

Company’s Response:

We have filed consents for each qualified person with this filing. We also provided additional disclosure with respect to the qualified persons employment under Section 10.G.

Item 5. Operating and Financial Review and Prospects, page 53

Staff Comment No. 7.

We note you have included condensed interim financial statements as of and for the three months ended March 31, 2025 and 2024. Please revise your disclosure to provide management’s discussion and analysis of the company’s operating results and liquidity and capital resources as of and for the three months ended March 31, 2025 compared to the same period in the prior year. Please refer to Instruction 6 to Item 5 of Form 20-F.

Company’s Response:

In response to the Staff’s comment, we revised our disclosure to provide management’s discussion and analysis of the company’s operating results and liquidity and capital resources as of and for the three months ended March 31, 2025 compared to the same period in the prior year.

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions, page 64

Staff Comment No. 8.

Please update the disclosure for related party transactions to include the transactions for the first quarter ended March 31, 2025 and up to the date of the document. Refer to Item 7.B of Form 20-F.

Company’s Response:

In response to the Staff’s comment, we have revised Item 7.B to include disclosure regarding related party transactions for the first quarter ended March 31, 2025.

Item 8. Financial Information

A. Consolidated Statements of Other Financial Information, page 65

Staff Comment No. 9.

For financial statements, please revise to describe all periods of financial statements included in the registration statement. In this regard, describe the interim period financial statements included in the registration statement.

Company’s Response:

In response to the Staff’s comment, we have revised Item 8.A to include a reference to the interim period financial statements included in the registration statement.

Notes to Consolidated Financial Statements

Note 6. Property and Equipment, page FS-14

Staff Comment No. 10.

We note your response to prior comment 24. Please address the following points:

•

Your current disclosure at Note 6 on page 14 only states “there were favorable changes in the market conditions for uranium production, as well as other factors, which indicated the impairment loss recognized in prior periods in relation to the Shootaring mill no longer exists.” Pursuant to paragraph 130(a) of IAS 36, please revise to further describe the events and circumstances that led to the reversal of the impairment loss.

•

In assessing whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased, please tell us how you considered indications set forth in paragraph 111 of IAS 36 for both external and internal sources of information.

•	Pursuant to paragraph 130(e) of IAS 36, please disclose the recoverable amount of the Shootaring mill.

•

Please further explain why you believe the multiple bases provided in your response support the recoverable amount of Shootaring mill. Disclose further detail about the events and circumstances that led to the reversal of the impairment loss. Refer to paragraph 130(a) of IAS 36.

Company’s Response:

We have provided individual responses to each point below:

Your current disclosure at Note 6 on page 14 only states “there were favorable changes in the market conditions for uranium production, as well as other factors, which indicated the impairment loss recognized in prior periods in relation to the Shootaring mill no longer exists.” Pursuant to paragraph 130(a) of IAS 36, please revise to further describe the events and circumstances that led to the reversal of the impairment loss.

We have revised Note 6 on page 14 to provide additional disclosure regarding these events and circumstances.

In assessing whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased, please tell us how you considered indications set forth in paragraph 111 of IAS 36 for both external and internal sources of information.

In accordance with IFRS 36 paragraph 111, the Company reviewed a number of sources of information, both internal and external, were assessed as follows:

External sources of information

(a)

there are observable indications that the asset’s value has increased significantly during the period. During the year ended December 31, 2023, the Company’s market capitalization increased from $38.9m at January 1, 2023 to $84.54m at December 31, 2023. In addition, shortly after year end the Company received a non-binding offer to purchase 100% of the shares of the Company by IsoEnergy Ltd. for consideration of $125.9m.

While acknowledging market capitalization is only an external impairment indicator, but not an external impairment reversal indicator and neither the increase in the market capitalization nor the non-binding offer by IsoEnergy Ltd. directly infer a fair value to the Shootaring mill asset as the Company has other assets on its balance sheet and other business opportunities generally, it is not unreasonable to expect that significant part of the increase in value would be attributable to the Shootaring business in general as this is the Company’s prime asset, is the asset directly referenced by IsoEnergy Ltd. in the non-binding offer and has been the Company’s main focus throughout the year as outlined in its many news releases.

(b)

significant changes with a favorable effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which the asset is dedicated. During the year ended December 31, 2023, the prices of uranium increased significantly from USD$48.97 on January 1, 2023 to USD$91.25 at December 31, 2023. During this period there was also a general overall increase in the interest in uranium and nuclear energy as a means of producing clean energy. With only a few active uranium facilities located in the U.S., this further supported the increase in value to Anfield’s Shootaring mill due to its advanced stage and position of being close to operational.

(c)

market interest rates or other market rates of return on investments have decreased during the period, and those decreases are likely to affect the discount rate used in calculating the asset’s value in use and increase the asset’s recoverable amount materially. Both the Bank of Canada Overnight Rate and Prime Rate increased by 0.5% between January 1, 2023 and December 31, 2023; however, due to the fair values supported by the various factors considered by management to support the recoverable amount, many well in excess of the reversal amount of the asset, the increase in interest rates over this period was not considered to have a substantial impact on the Company’s assessment.

Internal sources of information

(d)

significant changes with a favorable effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, the asset is used or is expected to be used. These changes include costs incurred during the period to improve or enhance the asset’s performance or restructure the operation to which the asset belongs. Due to the market’s strong interest in uranium, the Company had taken active measures to have its uranium mill license upgraded from standby status to operational status and had also applied for a drilling permit on its Slick Rock property for the purpose of mining uranium for processing at the mill once the Company is able to bring the mill into use.

(e)

evidence is available from internal reporting that indicates that the economic performance of the asset is, or will be, better than expected. The Company had a preliminary economic assessment completed and dated May 6, 2023 related to the Shootaring mill, Slick Rock and Velvet-Wood properties which supported inferred levels of uranium which management used to estimate the net present value of cash flows to be between USD$93m and USD$105m using a price of USD$70 per pound of uranium oxide.

Pursuant to paragraph 130(e) of IAS 36, please disclose the recoverable amount of the Shootaring mill.

Please refer to the updated disclose for Note 6 on page 14.

Please further explain why you believe the multiple bases provided in your response support the recoverable amount of Shootaring mill.

As previously noted, the Company identified multiple bases to support the recoverable amount of the Shootaring mill. The first noted was the increase in uranium prices which had almost doubled within the year from USD$48.97 on January 1, 2023 to USD$91.25 at December 31, 2023. Also, as noted, the Company had a preliminary economic assessment completed to support the estimated levels of uranium contained in its Slick Rock and Velvet-Wood properties. Though this increase would have increased the net present value of the estimated cash flows calculated using the uranium levels indicated in the preliminary economic assessment, as the levels of uranium were only inferred per the May 6, 2023 preliminary economic assessment, and due to the subjectivity of some of the other inputs used in the cash flows, it was determined that this would not be the best basis of fair value less cost of disposal.

The Company also received a non-binding offer from IsoEnergy Ltd. to acquire 100% of the outstanding shares of the Company with an estimate consideration value of $125.9m. Though this was an offer from an external party supporting the market value of the Company and the Shootaring mill being the prime asset held by the Company, the Company did have other assets and business opportunities. The full value of the consideration could not be applied only to the Shootaring mill.

The Company estimated the replacement cost of a similar-sized uranium mill to be between USD$51.2m and USD$58.7m. As this range was less than the IsoEnergy Ltd. offer, it appeared that a market participant would be willing to pay the replacement cost for this asset and, therefore, the replacement cost was determined to be the most reasonable basis to support the recoverable amount. The Company used the replacement costs less the amount estimated to be incurred for the refurbishment of the mill and factored in a disposal cost of 3% of the fair value to support a recoverable amount of $30,221,000.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact Richard Raymer of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388 or raymer.richard@dorsey.com.

Sincerely, Anfield Energy Inc.

/s/ Corey Dias
Corey Dias

cc:	Richard Raymer, Esq., Dorsey & Whitney LLP